Exhibit 99.2

Form 51-102F3
Material Change Report
Item 1 Name and Address of Company

Lorus Therapeutics Inc. (“Lorus” or the “Corporation”)
2 Meridian Road
Toronto, ON
M9W 4Z7

Item 2 Date of Material Change

December 1, 2010

Item 3 News Release

The press release reporting the material change was issued by Lorus on December 1, 2010 in Canada through Marketwire and is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

The news release issued on December 1, 2010 by Lorus announced that Lorus had completed a private placement of 1,581,667 common shares of the Corporation at a price of C$1.05 per share for gross proceeds of approximately C$1,660,750.

Item 5 Full Description of Material Change

On December 1, 2010, Lorus announced that it had completed a private placement of 1,581,667 common shares of the Corporation at a price of C$1.05 per share for gross proceeds of approximately C$1,660,750.

Mr. Herbert Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. As a result of the private placement, Mr. Abramson’s aggregate holding in the Corporation has increased to 6,437,811 common shares or approximately 41% of the issued and outstanding common shares of the Corporation and approximately 52.8% on a partially diluted basis (i.e. assuming no options and warrants were exercised by other holders).  No commission will be paid in connection with the private placement.

The transaction was approved by all of the directors of the Corporation, other than Mr. Abramson. In light of market conditions, the board determined to enter into and close the private placement on an expedited basis.

As the fair market value of the consideration of the transaction was not more than 25% of the Corporation’s market capitalization, minority shareholder approval and a formal valuation were not required in respect of the private placement pursuant to sections 5.5(a) and 5.7(a) of National Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Lorus expects to use the proceeds of the private placement towards its LOR-2040 clinical program, as well as for working capital and general corporate purposes.

For more information regarding the material change, please see the news release filed on December 1, 2010 attached hereto as Schedule “A.”

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

For further information please contact:
Lorus Therapeutics Inc.
Elizabeth Williams
(416) 798-1200 ext. 372.

Item 9 Date of Report

December 1, 2010

Schedule A

NEWS RELEASE

Lorus Therapeutics Closes Private Placement
for Gross Proceeds of $1.66 Million

TORONTO, CANADA - December 1, 2010 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”) announced today that it has closed a private placement of 1,581,667 common shares of the Corporation at a price of C$1.05 per share for gross proceeds of approximately C$1,660,750.

Mr. Herbert Abramson, a director of the Corporation, subscribed for 1,410,000 common shares, representing approximately 89% of the total number of common shares issued through the private placement. As a result of the private placement, Mr. Abramson’s aggregate holding in the Corporation has increased to 6,437,811 common shares or approximately 41% of the issued and outstanding common shares of the Corporation and approximately 52.8% on a partially diluted basis (i.e. assuming no options and warrants were exercised by other holders). No commission will be paid in connection with the private placement.

The transaction was approved by all of the directors of the Corporation, other than Mr. Abramson. In light of market conditions, the board determined to enter into and close the private placement on an expedited basis.

As the fair market value of the consideration of the transaction was not more than 25% of the Corporation’s market capitalization, minority shareholder approval and a formal valuation were not required in respect of the private placement pursuant to sections 5.5(a) and 5.7(a) of National Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

Lorus expects to use the proceeds of the private placement towards its LOR-2040 clinical program, as well as for working capital and general corporate purposes.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Corporation also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR and on the OTCBB under the symbol LRUSF.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the private placement and the purposes for which the proceeds from the private placement will be used and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied risk factors and assumptions could include, among others: the actual proceeds of the private placement; our use of proceeds from the private placement; our ability to obtain the capital required for research and operations; the possible adverse effect of continuing negative market conditions; our ability to continue as a going concnern, and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com. For Lorus’ regulatory filings on SEDAR, please go to www.sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, 1-416-798-1200 ext. 372
ewilliams@lorusthera.com